UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816212104
(CUSIP Number)

DECEMBER 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104

1.	Name of Reporting Persons Nanodimension Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 665,164
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 665,164
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,164
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.0%[1]
12.	Type of Reporting Person (See Instructions) PN

1 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 05366U100

1.	Name of Reporting Persons Nanodimension II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 350,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 350,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.6%[1]
12.	Type of Reporting Person (See Instructions) PN

1 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 05366U100

1.	Name of Reporting Persons Nanodimension Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 700,164[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 700,164[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,164[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.1%[2]
12.	Type of Reporting Person (See Instructions) CO

1 Consists of (i) 658,157 shares held by Nanodimension Limited Partnership; (ii) 7,007 shares underlying immediately exercisable warrants held by Nanodimension Limited Partnership; and (iii) 35,000 shares held by Nanodimension Management Limited directly.

2 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 05366U100

1.	Name of Reporting Persons Nanodimension II Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 385,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 385,000[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,000[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.7%[2]
12.	Type of Reporting Person (See Instructions) CO

1 Consists of 350,000 shares held by Nanodimension II, L.P. and 35,000 shares held by Nanodimension II Management Limited directly.

2 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 05366U100

1.	Name of Reporting Persons Jonathan Nicholson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,085,164[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,085,164[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,164[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.9%[2]
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 658,157 shares held by Nanodimension Limited Partnership; (ii) 7,007 shares underlying immediately exercisable warrants held by Nanodimension Limited Partnership; (iii) 350,000 shares held by Nanodimension II, L.P.; (iv) 35,000 shares held by Nanodimension Management Limited.; and (v) 35,000 shares held by Nanodimension II Management Limited.

2 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 05366U100

1.	Name of Reporting Persons Richard Coles
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,085,164[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,085,164[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,164[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.9%[2]
12.	Type of Reporting Person (See Instructions) IN

1 Consists of (i) 658,157 shares held by Nanodimension Limited Partnership; (ii) 7,007 shares underlying immediately exercisable warrants held by Nanodimension Limited Partnership; (iii) 350,000 shares held by Nanodimension II, L.P.; and (iv) 35,000 shares held by Nanodimension Management Limited.; and (v) 35,000 shares held by Nanodimension II Management Limited.

2 This percentage is calculated based upon 22,336,576 shares of the Issuer’s common stock outstanding as of November 3, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017.

Item 1.

(a)	Name of Issuer

Selecta Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices

480 Arsenal Way

Watertown, MA 02472

Item 2.

(a)	Name of Person Filing

Nanodimension Limited Partnership

Nanodimension II, L.P.

Nanodimension Management Limited

Nanodimension II Management Limited

Jonathan Nicholson

Richard Coles

(b)	Address of Principal Business Office or, if none, Residence

c/o Nanodimension Management Limited

Governor's Square, Unit 3-213-6

23 Lime Tree Bay Ave

Grand Cayman, Cayman Islands KY1-1302

(c)	Citizenship

Nanodimension Limited Partnership is a Cayman Islands partnership

Nanodimension II, L.P. is a Cayman Islands partnership

Nanodimension Management Limited is a Cayman Islands corporation

Nanodimension II Management Limited is a Cayman Islands corporation

Jonathan Nicholson is a citizen of the Cayman Islands and United Kingdom

Richard Coles is a citizen of the Cayman Islands and United Kingdom

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

816212104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the responses to Item 9 on the attached cover pages.
(b)	Percent of Class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 6 on the attached cover pages.
(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 6 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Nanodimension Limited Partnership

By:	Nanodimension Management Limited
Its:	General Partner
By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension II, L.P.

By:	Nanodimension II GP Limited Partnership
Its:	General Partner
By:	Nanodimension II Management Limited
Its:	General Partner
By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension Management Limited

By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension II Management Limited

By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Selecta Biosciences, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

Nanodimension Limited Partnership

By:	Nanodimension Management Limited
Its:	General Partner
By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension II, L.P.

By:	Nanodimension II GP Limited Partnership
Its:	General Partner
By:	Nanodimension II Management Limited
Its:	General Partner
By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension Management Limited

By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

Nanodimension II Management Limited

By:	/s/ Jonathan Nicholson
	Name:	Jonathan Nicholson
	Title:	Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles